[redacted]

* AP 3/11

UI

SECURITIES AND E

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FEB 27 2012

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67298

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Momentum Trading Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street, 11th Floor
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vincent Landano 646-826-3200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

S. A. Koenig & Associates, CPA's P.C.
(Name – if *individual, state last, first, middle name)*

485 Underhill Blvd, Suite 100 (Address) Syosset (City) NY (State) 11791 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of acts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PUBLIC

OATH OR AFFIRMATION

I, Vincent Landano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Momentum Trading Partners, LLC, as of December 31 ~2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Angela Antinuche
Notary Public No. 01AN6217164
Qualified in Queens County
State of New York
Commission Expires 3/22/2014

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MOMENTUM TRADING PARTNERS, LLC
(A LIMITED LIABILITY COMPANY)
FINANCIAL STATEMENTS
DECEMBER 31, 2011

MOMENTUM TRADING PARTNERS, LLC
(A LIMITED LIABILITY COMPANY)

CONTENTS

	Page
Independent Auditors' Report	1
Financial Statements	
Statement of Financial Condition at December 31, 2011	2
Notes to Financial Statements	3-7

S. A. KOENIG & ASSOCIATES CPAS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

INDEPENDENT AUDITORS' REPORT

To the Member and Board of Directors of
Momentum Trading Partners, LLC
(A Limited Liability Company)
New York, New York

We have audited the accompanying statement of financial condition of Momentum Trading, Partners, LLC, at December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Momentum Trading Partners, LLC, at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

S. A. Koenig & Associates
S. A. KOENIG & ASSOCIATES, CPAS, P.C.

Syosset, New York
February 23, 2012

485 UNDERHILL BOULEVARD • SUITE 100 • SYOSSET, NY • 11791 TEL: (516) 921-6480 • FAX: (516) 921-6482 • WWW.SAK-CPAS.COM

MOMENTUM TRADING PARTNERS, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2011

ASSETS

ASSETS:	
Cash and cash equivalents	$ 889,482
Receivables from brokers and dealers	726,550
Property and equipment, net	267,994
Other assets	221,440
Total Assets	**2,105,466**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	1,010,634
Total Liabilities	1,010,634
MEMBER'S EQUITY	
Member's Equity	1,094,832
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 2,105,466**

The accompanying notes are an integral part of these financial statements.

MOMENTUM TRADING PARTNERS, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS

1 - ORGANIZATION

Momentum Trading Partners, LLC ("The Company") was organized in New York on January 5, 2006. The Company is registered as a broker-dealer with the Securities and Exchange Commission of the Financial Industry Regulatory Authority (The "FINRA") and the Securities Investor Protection Corporation (The "SIPC"). The Company is owned by AGIS Holding, LLC and is scheduled to dissolve on December 31, 2046.

On January 28, 2008, the Company's name was changed to Momentum Trading Partners, LLC from Richmond Securities, LLC. The Company's business for the year has been limited to receiving a fee for referring accounts to other broker/dealers. The Company does not have any customer accounts.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company usually operates primarily as an introducing broker and engages in the business of providing executive services for institutional customers. As a matter of normal business practice, the Company does not assume positions in securities. For the year, the Company did not use a clearing broker.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for amortization, depreciation and contingencies.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid debt investments with maturity of three months or less when purchased.

The Company maintains cash and cash equivalent balances at several financial institutions which are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2011, the Company had cash or cash equivalent balances of $639,481 in excess of FDIC insurance limits.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Research and Development and Computer Software

Research and development costs, which relate primarily to the development, design and testing of computer software, are expensed as incurred. The software could potentially enhance and improve the program's capabilities and may be used by the Company and its current and future customers. The cost of software used in operations under the terms of a licensing agreement, except for software used in research and development activities, are capitalized and amortized over their estimated useful lives in accordance with FASB ASC 985-20.

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred. When items of property and equipment are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Depreciation and amortization of property and equipment is provided utilizing both the straight-line and accelerated methods over the estimated useful lives of the respective assets as follows:

Computer and office equipment	5 to 7 years
Furniture and fixtures	7 years
Computer software	5 years
Website development costs	3 years

Income Taxes

Federal and state income taxes have not been provided for because the Limited Liability Company (LLC) is classified as a partnership for income tax purposes and will not be subject to income tax. As such the LLC's income or loss and credits are passed through to the member and are reported on the member's income tax return. The Company is owned by sole member Agis Holdings, LLC, and is subject to New York City unincorporated business tax (UBT) on taxable income of the Company. The owner of the company has agreed to pay all UBT which was based on the income of the Company.

Referral Fees (Commissions)

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

MOMENTUM TRADING PARTNERS, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D).

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 23, 2012, the date the financial statements were issued.

3 - DUE FROM BROKER DEALERS

At December 31, 2011, the Company had no deposits or receivables with any clearing brokers.

The following amounts are due from other broker dealers as reflected on the statement of financial condition as of December 31, 2011:

Commissions receivable	$ 726,550

4 - PROPERTY AND EQUIPMENT

Computer and office equipment	$ 303,591
Furniture and fixtures	62,982
Computer software	254,000
Website development costs	8,700
	629,273
Less: Accumulated depreciation and amortization	(361,279)
	$ 267,994

Depreciation and amortization expense related to property and equipment amounted to $122,463 for the year ended December 31, 2011.

5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has net capital of $466,154 which was $398,778 in excess of its minimum required net capital of $67,376. The Company's net capital ratio was 2.17 to 1.

MOMENTUM TRADING PARTNERS, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS

6 - RELATED PARTY

On April 2, 2011, the Company began renting an alternative trading office from a company owned by one of its members. The office space is rented under a non-cancelable sublease agreement with the related company which expires March 31, 2016. The agreement allowed the Company to receive a discount of $500 a month for the first sixteen months if the Company prepaid its rent. The Company elected to execute the option to prepay the rent and receive an $8,000 discount. The payment to the related company amounted to $136,000 of which $76,500 was charged to rent (see Note 7).

7 - COMMITMENTS AND CONTINGENCIES

The Company sub-leases its offices from its owner, Agis Holdings, LLC under a non-cancelable operating lease. The Company occupies 65% of total office space at 17 State Street, 11th Floor, New York, New York. The space is leased by Agis Holdings, LLC from an unrelated company. The lease provides for the tenant to pay its portion of insurance, real estate taxes, utilities, building maintenance and certain other costs.

In addition, as discussed in Note 6, the Company began leasing an alternative trading office from a related party.

Rent expense charged to operations associated with the Company's offices for the year ended December 31, 2011, amounted to $406,369 which has been included in occupancy.

Future minimum rentals for both locations are as follows:

Years Ending December 31:	
2012	$ 364,340
2013	367,340
2014	324,117
2015	108,000
2016	27,000
	$1,190,797

In addition, the Company has a five year cancelable license and service agreement with Nexus Trading Network, LLC on an as needed basis to provide research and development of computer software. The fees paid for services will vary based on man hours and users. During the year ended December 31, 2011, the Company incurred research and development costs of $255,000 under the agreement. These costs were charged to expenses and included in other operating expenses.

MOMENTUM TRADING PARTNERS, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS

8 - CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts its business.

As of December 31, 2011, no customer accounts have been opened.